Exhibit 12.1

Ratio of Earnings to Fixed Charges

Amounts in Thousands (except ratios)(1)

	Year Ended December 31,
	2008	2009	2010	2011	2012	Nine Months Ended September 30, 2013
Earnings:

Pre-tax income from continuing operations	$157,318	$50,634	$58,211	$158,057	$69,168	$18,588

Less: Income(loss) from equity investees	1,414	1,113	1,226	269	212	340

Pre-tax income from continuing operations before adjustment for income from equity investees	155,904	149,521	156,985	157,788	168,956	118,248

Add:

Fixed charges	13,259	6,956	10,498	19,657	34,210	38,379

Distributions from equity investees	1,180	1,337	1,155	1,139	1,310	1,109

Total Earnings	$170,343	$157,814	$168,638	$178,584	$204,476	$157,736

Fixed Charges:

Interest expense and amortization of loan costs (2)	$11,150	$4,693	$7,641	$16,849	$31,108	$35,042

Rental expense interest component (3)	2,109	2,263	2,857	2,808	3,102	3,337

Total Fixed Charges	$13,259	$6,956	$10,498	$19,657	$34,210	$38,379

Ratio of Earnings to Fixed Charges	12.8	22.7	16.1	9.1	6.0	4.1

(1)	The Company had no preferred stock outstanding and did not pay preferred dividends in any of the periods presented. Consequently, the Company’s ratio of earnings to combined fixed charges and preferred stock dividends for each of such periods is identical to the Company’s ratio of earnings to fixed charges as indicated above.
(2)	The Company records interest expense accrued on uncertain tax positions as a component of income taxes. The Company has excluded these costs from both the earnings and fixed charges calculation.
(3)	The Company utilized one-third of rental expenses relating to operating leases as the interest portion which it believes is a reasonable approximation of the interest factor.